__ Check this box                 U.S. SECURITIES AND EXCHANGE COMMISSION
if no longer subject
to Section 16.  Form 4
or Form 5 obligations may               Washington, D.C. 20549
continue.
See Instruction 1(b).
                                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a)of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
   Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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
1. Name and Address           2. Issuer Name and Ticker or                         6.   Relationship of Reporting
   of Reporting Person*          Trading Symbol                                         Person to
                                                                                        Issuer (Check all applicable)
                              Dunes Hotels & Casinos Inc.
--------------------------------------------------------------------------------        ___ Director       X  10% Owner
(Last) (First)  (Middle)      3. IRS or Social Security        4.  Statement for        ___ Officer       ___ Other
                                 Number of Reporting               Month/Year
GFS Acquisition Company, Inc.    Person (Voluntary)
                                                                   October 1999
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          (Street)                                             5.  If Amendment,   7. Individual or Joint/Group Filing
                                                                   Date of            (Check applicable line)
8441 E. 32nd Street N                                              Original
                                                                   (Month/Year)       ___ Form Filed by One Reporting
                                                                                          Person
                                                                                       X  Form filed by More than One
                                                                                          Reporting Person
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(City) (State)   (Zip)                        Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.
Wichita, KS   67226
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
1. Title of Security     2.  Trans-       3. Trans-      4. Securities Acquired(A)    5. Amount of     6.Ownership    7. Nature of
   (Instr. 3)                action          action         or Disposed of (D)           Securities      Form:           Indirect
                                             Code           (Instr. 3, 4, and 5)         Owned at        (D) or          Beneficial
                                             (Instr. 8)                                  End of Mth.     Indirect        Ownership
                             (Month/                                                     (Instr. 3       (I)             (Instr. 4)
                              Day/                                                        and 4)         (Instr. 4)
                              Year)



                                        Code      V       Amount      (A)or     Price
                                                                      (D)


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Common Stock               10/8/99      P                 15,000       A         $.75
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Common Stock               10/15/99     P                  7,500       A         $.75
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Common Stock               10/20/99     P                  5,000       A         $.80      3,512,422      D(1)
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* If the Form is filed by more than one Reporting Person, see instruction 4(b)(v).
  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
  (Print or Type Responses)




Table continued

  FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g.,  puts, calls, warrants, options, convertible securities)

====================================================================================================================================

1.Title of   2.Conver-  3.Trans-  4.Transac-  5.Number of  6.Date        7.Title      8.Price of   9.Number    10.Owner-   11.Nature
  Derivative   sion or    action    tion Code   Derivative   Exercisable   and Amount   Derivative   of Deriv-    ship        of In-
  Security     Exercise   Date      (Instr. 8)  Securities   and           of           Security     ative        Form of     direct
  (Inst. 3)    Price of   (Month/               Acquired     Expiration    Underlying   (Instr. 5)   Securities   Deriv-      Bene-
               Deriv-     Day/                  (A) or       Date          Securities                Beneficial-  ative       ficial
               ative      Year)                 Disposed     (Month/Day/   (Instr. 3                 ly Owned at  Security;   Owner-
               Security                         of (D)       Year)         and 4)                    End of       Direct      ship
                                                (Instr.3,                                            Month        (D) or      (Instr
                                                4, and 5)                                            (Instr. 4)   Indirect     4)
                                                                                                                  (I)
                                                                                                                  (Instr. 4)
                                              ------------------------------------------

                                   Code     V     (A)    (D)   Date      Expira-
                                                               Exer-     tion Date
                                                               cisable

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Explanation of Responses: (1) The Reporting Person is wholly owned by General Financial Services, Inc. ("GFS"). GFS is wholly owned by Steve K. Miller, who is the sole director and officer of GFS and the Reporting Person.  GFS beneficially owns the 3,512,422 shares of Common Stock of Dunes Hotels & Casinos Inc. directly owned by the Reporting Person by virtue of GFS's ownership of the
Reporting Person.  Steve K. Miller beneficially owns the 3,512,422 shares of Common Stock of Dunes Hotels & Casinos Inc. directly owned by the Reporting Person by virtue of his ownership of GFS and his position as the sole officer and director of GFS and the
Reporting Person.

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations                                      GFS ACQUISITION COMPANY, INC.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                         By:/s/ Steve K. Miller
                                                                       ____________________________________    November 10, 1999

                                                                          Steve K. Miller, President           Date



                                                                    GENERAL FINANCIAL SERVICES, INC.

                                                                    By: /s/ Steve K. Miller
                                                                        ___________________________________    November 10, 1999

                                                                          Steve K. Miller, President           Date


                                                                        /s/ Steve K. Miller
                                                                        ___________________________________    November 10, 1999

                                                                          Steve K. Miller                      Date


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


   Form 4

   Reporting Person

   GFS Acquisition Company, Inc.

   Date of Event Requiring Statement
   October 1999

   Issuer Name

   Dunes Hotels & Casinos Inc.

   List of Other Joint Filers

   Names and Addresses

   General Financial Services, Inc.; 8441 E. 32nd Street N, Wichita, KS  67226

   Steve K. Miller; 8441 E. 32nd Street N, Wichita, KS  67226